Exhibit 99.4

ARRANGEMENT AGREEMENT

THIS AGREEMENT made as of the 18th day of November, 2024,

AMONG:

WBM CAPITAL CORP., a company continued under the laws of the Province of British Columbia

(“WBM”)

AND:

1507651 B.C. LTD., a company incorporated under the laws of the Province of British Columbia

(“651”)

AND:

1507652 B.C. LTD., a company incorporated under the laws of the Province of British Columbia

(“652”)

AND:

1507653 B.C. LTD., a company incorporated under the laws of the Province of British Columbia

(“653”)

AND:

1507655 B.C. LTD., a company incorporated under the laws of the Province of British Columbia

(“655”)

AND:

1510450 B.C. LTD., a company incorporated under the laws of the Province of British Columbia

(“450”)

AND:

1510441 B.C. LTD., a company incorporated under the laws of the Province of British Columbia

(“441”)

AND:

1510435 B.C. LTD., a company incorporated under the laws of the Province of British Columbia

(“435”)

WHEREAS the Parties wish to effect a reorganization transaction by way of a statutory plan of arrangement under the provisions of the Business Corporations Act (British Columbia) on the terms and conditions set out in this Agreement and the Plan of Arrangement annexed hereto as Exhibit A.

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the premises and the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the Parties to the other Parties, the Parties covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement the following terms have the following meanings, respectively:

“435” means 1510435 B.C. Ltd., a company incorporated under the laws of the Province of British Columbia;

“435 Common Shares” means the common shares in the authorized share structure of 435;

“441” means 1510441 B.C. Ltd., a company incorporated under the laws of the Province of British Columbia;

“441 Common Shares” means the common shares in the authorized share structure of 441;

“450” means 1510450 B.C. Ltd., a company incorporated under the laws of the Province of British Columbia;

“450 Common Shares” means the common shares in the authorized share structure of 450;

“651” means 1507651 B.C. Ltd., a company incorporated under the laws of the Province of British Columbia;

“651 Common Shares” means the common shares in the authorized share structure of 651;

“652” means 1507652 B.C. Ltd., a company incorporated under the laws of the Province of British Columbia;

“652 Common Shares” means the common shares in the authorized share structure of 652;

“653” means 1507653 B.C. Ltd., a company incorporated under the laws of the Province of British Columbia;

“653 Common Shares” means the common shares in the authorized share structure of 653;

“655” means 1507655 B.C. Ltd., a company incorporated under the laws of the Province of British Columbia;

“655 Common Shares” means the common shares in the authorized share structure of 655;

“Agreement” means this arrangement agreement entered into among the Parties as first referenced above, including Exhibit A hereto and all amendments made hereto;

“Arrangement” means an arrangement under the provisions of Section 288 of the BCBCA, on the terms and conditions set forth in the Plan of Arrangement as amended or varied from time to time in accordance with the terms of this Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order;

“Arrangement Filings” means, if any, the records and information provided to the Registrar under Subsection 292(a) of the BCBCA, together with a copy of the entered Final Order;

“Arrangement Resolution” means the special resolution of WBM Shareholders to be considered, and if deemed advisable, authorized and approved;

“Authority” means any: (i) multinational, federal, provincial, state, municipal, local or foreign governmental or public department, court, or commission, domestic or foreign; (ii) subdivision or authority of any of the foregoing; or (iii) quasi-governmental or self-regulatory organization exercising any regulatory, expropriation or taxing authority under or for the account of its members or any of the above;

“BCBCA” means the Business Corporations Act (British Columbia);

“Business Day” means a day which is not a Saturday, Sunday or a day when commercial banks are not open for in person business in Vancouver, British Columbia;

“Circular” means the management information circular of WBM containing among other things, disclosure in respect of the Arrangement and information in respect of the WBM Subsidiaries following completion of the Arrangement, together with all appendices, distributed by WBM to the WBM Shareholders and filed with such Authorities in Canada as are required by Section 2.5(a)(ii) of this Agreement, or otherwise as required by applicable Law;

“Court” means the Supreme Court of British Columbia;

“Dissent Right” has the meaning attributed to that term in the Plan of Arrangement;

“Effective Date” means the first Business Day after the date upon which the Parties have confirmed in writing (such confirmation not to be unreasonably withheld or delayed) that all conditions to the completion of the Plan of Arrangement have been satisfied or waived in accordance with Article 5 of the Arrangement Agreement and all documents and instruments required under the Arrangement Agreement, the Plan of Arrangement and the Final Order have been delivered;

“Effective Time” means 12:01 a.m., on the Effective Date;

“Encumbrance” means any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement, security interest of any nature, prior claim, adverse claim, exception, reservation, restrictive covenant, agreement, easement, lease, licence, right of occupation, option, right of use, right of first refusal, right of pre-emption, privilege or any matter capable of registration against title or any contract to create any of the foregoing;

“Final Order” means the order made after application to the Court pursuant to Section 291 of the BCBCA approving the Plan of Arrangement as such order may be amended by the Court (with the consent of the Parties, acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (with the consent of the Parties, acting reasonably) on appeal;

“Interim Order” means the order made after application to the Court pursuant to Section 291 of the BCBCA, as such order may be amended, supplemented or varied by the Court (with the consent of the Parties, acting reasonably);

“Laws” means all laws, by-laws, statutes, rules, regulations, principles of law, orders, ordinances, protocols, codes, guidelines, policies, notices, directions and judgments or other requirements and the terms and conditions of any grant of approval, permission, authority or license of any Authority, to the extent each of the foregoing have the force of law, and the term “applicable” with respect to such laws and in a context that refers to one or more Parties, means such laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities;

“Outside Date” means January 31, 2025.

“Parties” means, collectively, WBM and each of the WBM Subsidiaries, and “Party” means any one of them;

“Plan of Arrangement” means the plan of arrangement set out as Exhibit A hereto as the same may be amended from time to time in accordance with the terms thereof and hereof;

“Registrar” means the Registrar of Companies for the Province of British Columbia duly appointed under the BCBCA;

“Representative” means any director, officer, employee, agent, advisor, consultant or any other representative of any Party;

“Section 3(a)(10) Exemption” has the meaning ascribed thereto in Section 2.7;

“Securities Act” means the Securities Act (British Columbia);

“Securities Legislation” means the Securities Act and the equivalent law in the other applicable provinces and territories of Canada, and the published policies, instruments, rules, judgments, orders and decisions of any Authority administering those statutes;

“Tax Act” means the Income Tax Act (Canada); and

“U.S. Securities Act” means the United States Securities Act of 1933.

“WBM” means WBM Capital Corp., a company continued under the laws of the Province of British Columbia;

“WBM Common Shares” means the common shares in the authorized share structure of WBM;

“WBM Shareholders” means the holders of WBM Common Shares;

“WBM Subsidiaries” means collectively, 651, 652, 653, 655, 450, 441 and 435.

1.2	Exhibits

Exhibit A - Plan of Arrangement

1.3	Construction

In this Agreement, unless otherwise expressly stated or the context otherwise requires:

(a)	references to “herein”, “hereby”, “hereunder”, “hereof’ and similar expressions are references to this Agreement and not to any particular Article, Section, Subsection or Exhibit;

(b)	references to an “Article”, “Section”, “Subsection” or “Exhibit” are references to an Article, Section, Subsection or Exhibit of or to this Agreement;

(c)	words importing the singular shall include the plural and vice versa, words importing gender shall include the masculine, feminine and neuter genders, and references to a “person” or “persons” shall include individuals, corporations, partnerships, associations, trusts, bodies politic and other entities, all as may be applicable in the context;

(d)	the use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof;

(e)	the word “including”, when following any general term or statement, is not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(f)	unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under International Financial Reporting Standards and all determinations of an accounting nature shall be made in a manner consistent with International Financial Reporting Standards; and

(g)	a reference to a statute or code includes every rule and regulation made pursuant thereto, all amendments to the statute or code or to any such regulation in force from time to time, and any statute, code or regulation which supplements or supersedes such statute, code, rule or regulation.

1.4	Currency

Except where otherwise specified, all references to currency herein are to lawful money of Canada and “$” refers to Canadian dollars.

1.5	Date for Any Action; Computation of Time

If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, then such action will be required to be taken on the next succeeding day which is a Business Day. A period of time is to be computed as beginning on the day following the event that began the period and ending, if the last day of the period is (i) a Business Day, then at 4:30 pm (Vancouver time) on the last day of the period; and (ii) is not a Business Day, then at 4:30 pm (Vancouver time) on the next Business Day.

ARTICLE 2

THE ARRANGEMENT

2.1	Arrangement

(a)	WBM and the WBM Subsidiaries agree to effect the Arrangement pursuant to the provisions of section 288 of the BCBCA on the terms and subject to the conditions contained in this Agreement and on the terms set forth in the Plan of Arrangement (as amended or varied from time to time).

(b)	The Arrangement shall become effective on the Effective Date and the steps to be carried out pursuant to the Plan of Arrangement will become effective commencing at the Effective Time immediately after one another in the sequence set out therein or as otherwise specified in the Plan of Arrangement.

2.2	Commitment to Effect Arrangement

Subject to the satisfaction of the terms and conditions contained in this Agreement, WBM and the WBM Subsidiaries shall each use their commercially reasonable efforts to do all things reasonably required to cause the Arrangement to become effective as soon as reasonably practicable and to cause the transactions contemplated by the Plan of Arrangement and this Agreement to be completed in accordance with their terms, including by making the Arrangement Filings at the appropriate time and in the appropriate order.

2.3	Implementation Steps

(a)	WBM covenants and agrees that, subject to the terms of this Agreement, it will promptly:

(i)	make an application for a hearing before the Court pursuant to Section 291 of the BCBCA, seeking the Interim Order;

(ii)	proceed with such application and diligently pursue obtaining the Interim Order;

(iii)	as the sole holder of the 651 Common Shares, 652 Common Shares, 653 Common Shares, 655 Common Shares, 450 Common Shares, 441 Common Shares and 435 Common Shares approve the Arrangement by consent resolutions of each WBM Subsidiary;

(iv)	take all actions that are reasonably necessary or desirable to obtain the approval of the Arrangement by the WBM Shareholders;

(v)	subject to obtaining such approvals as are required by the Interim Order, make an application to the Court pursuant to Section 291 of the BCBCA for the Final Order;

(vi)	proceed with such application and diligently pursue obtaining the Final Order; and

(vii)	subject to: (i) obtaining the Final Order; and (ii) the satisfaction or waiver (subject to applicable Laws) of each of the conditions set forth in Article 5 (excluding conditions that by their terms cannot be satisfied until the Effective Date, but subject to the satisfaction, or when permitted, waiver of those conditions as of the Effective Date), as soon as reasonably practicable thereafter, take all steps necessary or desirable to give effect to the Arrangement, including filing any applicable Arrangement Filings with the Registrar by such times and in such order as is necessary to effect the Plan of Arrangement in accordance with its terms.

(b)	The WBM Subsidiaries covenant and agree that, subject to the terms of this Agreement, each shall promptly:

(i)	cooperate and assist WBM in seeking the Interim Order and the Final Order; and

(ii)	subject to: (i) obtaining the Final Order; and (ii) the satisfaction or waiver (subject to applicable Laws) of each of the conditions set forth in Article 5 (excluding conditions that by their terms cannot be satisfied until the Effective Date, but subject to the satisfaction, or when permitted, waiver of those conditions as of the Effective Date), as soon as reasonably practicable thereafter, take all steps and actions necessary or desirable to give effect to the Arrangement.

2.4	Interim Order

The application referred to in Section 2.3(a)(i) shall, unless WBM and the WBM Subsidiaries agree otherwise, include a request that the Interim Order provide, among other things:

(a)	that the securities of WBM for which holders shall be entitled to vote on the Arrangement Resolution shall be the WBM Common Shares;

(b)	that in all other respects, the terms, conditions and restrictions of WBM’s constating documents shall apply with respect to the approval of the Arrangement Resolution;

(c)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order; and

(d)	for such other matters as WBM or any of the WBM Subsidiaries may reasonably require.

2.5	Information Circular

As promptly as practical following the execution of this Agreement and in compliance with the Interim Order and applicable Laws:

(a)	WBM shall:

(i)	prepare the Circular together with any other documents required by the BCBCA or any other applicable Laws in connection with the approval of the Arrangement Resolution by the WBM Shareholders; and

(ii)	subject to the Interim Order, cause the Circular to be: (A) sent to the WBM Shareholders in compliance with the BCBCA and WBM’s articles; and (B) filed with one or more Authorities as required by the Interim Order and applicable Laws, including on SEDAR+ for the benefit of the public and the Canadian securities regulatory authorities, pursuant to and in accordance with the Interim Order and applicable Securities Legislation.

(b)	The WBM Subsidiaries shall cooperate in the preparation, filing and mailing of the Circular.

(c)	WBM and the WBM Subsidiaries shall cooperate with each other in the preparation, filing and dissemination of any: (i) required supplement or amendment to the Circular or such other document, as the case may be; and (ii) related news release or other document necessary or desirable in connection therewith.

2.6	Withholding Taxes

(a)	WBM and the WBM Subsidiaries, as the case may be, will be entitled to deduct and withhold from any consideration otherwise payable to any WBM Shareholder under the Plan of Arrangement (including any payment to WBM Shareholders exercising Dissent Rights) such amounts as WBM or the WBM Subsidiaries are permitted or required to deduct and withhold with respect to such payment under the Tax Act and the rules and regulations promulgated thereunder, or any provision of any provincial, state, local or foreign tax Law as counsel may advise is permitted or required to be so deducted and withheld by WBM or the WBM Subsidiaries, as the case may be.

(b)	For the purposes of such deduction and withholding: (i) all withheld amounts shall be treated as having been paid to the person in respect of which such deduction and withholding was made on account of the obligation to make payment to such person hereunder; and (ii) such deducted or withheld amounts shall be remitted to the appropriate Authority in the time and manner permitted or required by the applicable Law by or on behalf of WBM or the WBM Subsidiaries, as the case may be.

2.7	U.S. Securities Law Matters

The Parties agree that the Arrangement will be carried out with the intention that all securities of WBM and the WBM Subsidiaries to be issued pursuant to the Arrangement will be issued and exchanged in accordance with the Plan of Arrangement in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof (the “Section 3(a)(10) Exemption”). In order to ensure the availability of the Section 3(a)(10) Exemption, the Parties agree that the Arrangement will be carried out on the following basis:

(a)	the Arrangement will be subject to the approval of the Court;

(b)	the Court will be advised as to the intention of the Parties to rely on the Section 3(a)(10) Exemption based on the Court’s approval of the Arrangement prior to the hearing of the Court required to approve the Arrangement;

(c)	the Court will be invited to satisfy itself and find, prior to approving the Arrangement, that the Arrangement is fair and reasonable, both procedurally and substantively, to the security holders of WBM;

(d)	the Parties will ensure that each securityholder of WBM entitled to receive securities pursuant to the Arrangement will be given adequate notice advising such securityholder of WBM of his or her right to attend the hearing of the Court and provide each with sufficient information necessary for him or her to exercise that right;

(e)	the Interim Order will specify that each securityholder of WBM will have the right to appear before the Court so long as they enter an appearance within a reasonable time; and

(f)	the Final Order shall include statements substantially to the following effect:

“The terms and conditions of the Plan of Arrangement are procedurally and substantially fair to the securityholders of WBM and are hereby approved by the Court, This Order will serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that act, regarding the issuance of securities pursuant to the Plan of Arrangement”.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1	Mutual Representations and Warranties of WBM and the WBM Subsidiaries

WBM and each of the WBM Subsidiaries represents and warrants to each other Party as follows and acknowledges that the other Parties are relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a)	it is a corporation duly incorporated and validly subsisting under the laws of its jurisdiction of existence, and has full capacity and authority to enter into this Agreement and to perform its covenants and obligations hereunder;

(b)	neither the execution and delivery of this Agreement nor the performance of any of its covenants and obligations hereunder will constitute a material default under, or be in any material contravention or breach of: (i) any provision of its constating or governing corporate documents, (ii) any judgment, decree, order, law, statute, rule or regulation applicable to it or (iii) any agreement or instrument to which it is a party or by which it is bound;

(c)	subject to Court proceedings related to the Interim Order and the Final Order, there are no actions, suits, proceedings or investigations commenced, contemplated or threatened against or affecting it, at law or in equity, before or by any Authority nor are there any existing facts or conditions which may reasonably be expected to form a proper basis for any actions, suits, proceedings or investigations, which, in any case, would prevent or hinder the consummation of the transactions contemplated by this Agreement;

(d)	no dissolution, winding up, bankruptcy, liquidation or similar proceeding has been commenced or is pending or proposed in respect of it; and

(e)	subject to receipt of the WBM Shareholders’ approval of the Arrangement and receipt of the Final Order, it has taken all corporate actions necessary to authorize the execution and delivery of this Agreement and this Agreement has been duly executed and delivered by it.

3.2	Representations and Warranties of WBM

WBM represents and warrants to, and in favour of, each of the WBM Subsidiaries as follows, and acknowledges that the WBM Subsidiaries are relying on such representations and warranties in connection with the matters contemplated in this Agreement:

(a)	the authorized share structure of WBM consists of: an unlimited number of WBM Common Shares, of which one WBM Common Share is issued and outstanding as of the date of this Agreement as fully-paid and non-assessable;

(b)	at the date hereof, no Person holds any securities convertible into WBM Common Shares or has any agreement, warrant, option or other right capable of becoming an agreement, warrant or option for the purchase or other acquisition of any issued or unissued WBM Common Shares;

(c)	WBM owns all of the issued and outstanding securities of the WBM Subsidiaries beneficially and of record and upon completion of the Arrangement, the WBM Shareholders shall have good and marketable title (subject to applicable law) to such securities (as they exist immediately following closing of the Arrangement), free and clear of all Encumbrances.

3.3	Representations and Warranties of WBM Subsidiaries

Each of the WBM Subsidiaries represents and warrants to and in favour of WBM as follows, and acknowledges that WBM is relying on such representations and warranties in connection with the matters contemplated in this Agreement:

(a)	the authorized share structure of 651 consists of an unlimited number of 651 Common Shares, of which one 651 Common Share is issued and outstanding as of the date of this Agreement as fully-paid and non-assessable;

(b)	the authorized share structure of 652 consists of an unlimited number of 652 Common Shares, of which one 652 Common Share is issued and outstanding as of the date of this Agreement as fully-paid and non-assessable;

(c)	the authorized share structure of 653 consists of an unlimited number of 653 Common Shares, of which one 653 Common Share is issued and outstanding as of the date of this Agreement as fully-paid and non-assessable;

(d)	the authorized share structure of 655 consists of an unlimited number of 655 Common Shares, of which one 655 Common Share is issued and outstanding as of the date of this Agreement as fully-paid and non-assessable;

(e)	the authorized share structure of 450 consists of an unlimited number of 450 Common Shares, of which one 450 Common Share is issued and outstanding as of the date of this Agreement as fully-paid and non-assessable;

(f)	the authorized share structure of 441 consists of an unlimited number of 441 Common Shares, of which one 441 Common Share is issued and outstanding as of the date of this Agreement as fully-paid and non-assessable;

(g)	the authorized share structure of 435 consists of an unlimited number of 435 Common Shares, of which one 435 Common Share is issued and outstanding as of the date of this Agreement as fully-paid and non-assessable; and

(h)	at the date hereof, no person holds any securities convertible into 651 Common Shares, 652 Common Shares, 653 Common Shares, 655 Common Shares, 450 Common Shares, 441 Common Shares and 435 Common Shares or any other securities in respect of the WBM Subsidiaries, or has any agreement, warrant, option or any other right capable of becoming an agreement, warrant or option for the purchase or other acquisition of any unissued 651 Common Shares, 652 Common Shares, 653 Common Shares, 655 Common Shares, 450 Common Shares, 441 Common Shares and 435 Common Shares.

3.4	Survival of Representations and Warranties

The representations and warranties of each of the Parties contained herein will not survive the completion of this Arrangement and will expire and be terminated on the earlier of: (i) the termination of this Agreement in accordance with its terms; and (ii) the Effective Time.

ARTICLE 4
COVENANTS

4.1	Covenants Regarding the Arrangement

From the date hereof until the Effective Date, WBM and each of the WBM Subsidiaries will use their respective commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to their respective obligations hereunder and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under applicable Laws to complete the Arrangement, including using commercially reasonable efforts:

(a)	to cause the Plan of Arrangement to become effective on or before December 31, 2024;

(b)	to perform all such acts and things, and execute and deliver all such agreements, notices and other documents and instruments as may reasonably be required to facilitate the carrying out of the intent and purpose of this Agreement;

(c)	to cause each of the condition’s precedent set forth in Article 5, which are within its control, to be satisfied on or prior to December 31, 2024;

(d)	to obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other contracts;

(e)	to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby; and

(f)	to effect all necessary registrations and filings and submissions of information requested by Authorities required to be effected by it in connection with the Arrangement.

4.2	Indemnification

Each Party covenants and agrees to indemnify and save harmless each other from and against any and all liabilities, claims, demands, losses, costs, damages and expenses to which any such Party or any of its Representatives may be subject or may suffer, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(a)	any misrepresentation or alleged misrepresentation in any information included in the Circular that is provided by the other Party for the purpose of inclusion in the Circular;

(b)	any order made, or any inquiry, investigation or proceeding pursuant to any Securities Legislation, or by any Authority, based on any misrepresentation or any alleged misrepresentation in any information provided by the other Party for the purpose of inclusion in the Circular; and

(c)	the failure of any representation or warranty made by such Party in this Agreement to be true or the failure of such Party to comply with any covenant applicable to it in this Agreement.

4.3	Covenants of WBM

WBM hereby covenants and agrees with each of the WBM Subsidiaries that it will:

(a)	until the earlier of: (i) the Effective Date; and (ii) the termination of this Agreement, not perform any act or enter into any transaction which interferes or is inconsistent with the completion of the Plan of Arrangement;

(b)	apply to the Court for the Interim Order;

(c)	prepare, as soon as practicable, the Circular and any amendments or supplements thereto as required by, and in compliance with, the Interim Order, and applicable Laws, and, subject to receipt of the Interim Order, obtain approval of the Arrangement Resolution from the WBM Shareholders for and as otherwise required by applicable Laws;

(d)	in a timely and expeditious manner, file the Circular in all jurisdictions where the same is required to be filed by it and mail the same to WBM Shareholders, all pursuant to and in accordance with the Interim Order and applicable Laws;

(e)	ensure that the information set forth in the Circular relating to WBM and the WBM Subsidiaries, and their respective businesses and properties and the effect of the Plan of Arrangement thereon will be true, correct and complete in all material respects and will not contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading in light of the circumstances in which they are made;

(f)	not, without limiting the generality of any of the foregoing covenants, until the Effective Date, except as required to effect the Plan of Arrangement or with the consent of the WBM Subsidiaries:

(i)	issue any additional WBM Common Shares or other securities of WBM except in connection with the Plan of Arrangement or transactions required in order to effect the Plan of Arrangement;

(ii)	issue or enter into any agreement or agreements to issue or grant options, warrants or other rights to purchase or otherwise acquire any WBM Common Shares or other securities of WBM; or

(iii)	alter or amend its constating documents as the same exist at the date of this Agreement except as specifically provided for hereunder;

(g)	prior to the Effective Date, make application to the applicable regulatory authorities for such orders under applicable Laws as may be necessary or desirable in connection with the Plan of Arrangement; and

(h)	perform the obligations required to be performed by it under this Agreement (including the Plan of Arrangement) and do all such other acts and things as may be necessary or desirable and are within its power and control in order to carry out and give effect to the Arrangement, including using commercially reasonable efforts to obtain:

(i)	the approval of the Arrangement Resolution;

(ii)	the Interim Order and, subject to the obtaining of all required consents, orders, rulings and approvals (including required approval of the Arrangement Resolution by the WBM Shareholders), the Final Order;

(ii)	such other consents, orders, rulings or approvals and assurances as are necessary or desirable for the implementation of the Plan of Arrangement, including those referred to in Article 5; and

(iii)	satisfaction of the conditions precedent referred to in Article 5.

4.4	Covenants of WBM Subsidiaries

Each WBM Subsidiary hereby covenants and agrees with WBM that it will:

(a)	until the earlier of (i) Effective Date; and (ii) the termination of this Agreement, not perform any act or enter into any transaction which interferes or is inconsistent with the completion of the Plan of Arrangement;

(b)	cooperate with and support WBM in its application for the Interim Order and preparation of the Circular;

(c)	not, without limiting the generality of any of the foregoing covenants, until the Effective Date, except as required to effect the Plan of Arrangement or with the consent of WBM:

(i)	issue any additional securities other than in connection with the Plan of Arrangement or transactions required in order to effect the Plan of Arrangement;

(ii)	issue or enter into any agreement or agreements to issue or grant options, warrants or other rights to purchase or otherwise acquire any securities; or

(iii)	alter or amend its constating documents as the same exist at the date of this Agreement except as specifically provided for hereunder; and

(d)	perform the obligations required to be performed by it under the Plan of Arrangement and do all such other acts and things as may be necessary or desirable and are within its power and control in order to carry out and give effect to the Plan of Arrangement, including using commercially reasonable efforts to obtain:

(i)	such consents, orders, rulings or approvals and assurances as are necessary or desirable for the implementation of the Plan of Arrangement, including those referred to in Article 5; and

(ii)	satisfaction of the conditions precedent referred to in Article 5.

4.5	Interim Order

As soon as practicable after the date hereof, WBM shall apply to the Court for the Interim Order.

4.6	Final Order

If the Interim Order and all securityholder approvals required in respect of the Plan of Arrangement are obtained, WBM shall promptly thereafter take the necessary steps to submit the Plan of Arrangement and the final Circular to the Court and apply for the Final Order in such fashion as the Court may direct, and as soon as practicable following receipt of the Final Order, and subject to the satisfaction or waiver of the other conditions provided for in Article 5 hereof, the Parties shall complete the Plan of Arrangement on the Effective Date in accordance with the terms thereof and pursuant to the Final Order.

ARTICLE 5
CONDITIONS

5.1	Mutual Conditions Precedent

The respective obligations of the Parties to complete the transactions contemplated by this Agreement and otherwise to give effect to the Plan of Arrangement shall be subject to the satisfaction, or mutual waiver in writing, of the following conditions:

(a)	the Interim Order shall have been granted in form and substance satisfactory to WBM and each of the WBM Subsidiaries, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to any of the Parties, acting reasonably, on appeal or otherwise;

(b)	the Arrangement Resolution shall have been approved by the required number of votes cast by WBM Shareholders in accordance with the Interim Order and, subject to the Interim Order, the constating documents of WBM, applicable Laws and the requirements of any applicable regulatory authorities;

(c)	the Arrangement and this Agreement, with or without amendment, shall have been approved by the shareholders of each of the WBM Subsidiaries to the extent required by, and in accordance with applicable Laws and the constating documents of each of the WBM Subsidiaries;

(d)	the Final Order shall have been obtained in form and substance satisfactory to all Parties, each acting reasonably;

(e)	the Arrangement Filings, if any, shall be in a form and substance satisfactory to WBM and the WBM Subsidiaries (each acting reasonably);

(f)	all material consents, orders, rulings, approvals and assurances, including regulatory and judicial approvals and orders, required for the completion of the transactions provided for in this Agreement and the Plan of Arrangement shall have been obtained or received from the Authorities having jurisdiction in the circumstances, each in a form acceptable to WBM and the WBM Subsidiaries (each acting reasonably);

(g)	no action shall have been instituted and be continuing on the Effective Date for an injunction to restrain, a declaratory judgment in respect of, or damages on account of, or relating to, the Plan of Arrangement and there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by this Agreement and no cease trading or similar order with respect to any securities of any of the Parties shall have been issued and remain outstanding;

(h)	none of the consents, orders, rulings, approvals or assurances required for the implementation of the Plan of Arrangement shall contain terms or conditions or require undertakings or security deemed unsatisfactory or unacceptable by any of the Parties, acting reasonably;

(i)	no Laws, regulation or policy shall have been proposed, enacted, promulgated or applied which interferes or is inconsistent with the completion of the Plan of Arrangement, including any material change to the income tax Laws of Canada, which would have a material adverse effect upon WBM Shareholders if the Plan of Arrangement is completed;

(j)	no material fact or circumstance, including the fair market value of the shares or units of the WBM Subsidiaries, shall have changed in a manner which would have a material adverse effect upon WBM or the WBM Shareholders if the Plan of Arrangement is completed;

(k)	the issuance of the securities under the Plan of Arrangement shall be exempt from registration under the U.S. Securities Act pursuant to the Section 3(a)(10) Exemption;

(l)	this Agreement shall not have been terminated under Article 6; and

(m)	no more than 5% of WBM Shareholders, in the aggregate, shall have exercised their Dissent Rights.

5.2	Additional Conditions to Obligations of Each Party

The obligation of each Party to complete the transactions contemplated by this Agreement is further subject to the condition, which may be waived by such Party without prejudice to its right to rely on any other condition in its favour, that the covenants of the other Party to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by it and that the representations and warranties of the other Party shall be true and correct in all material respects as at the Effective Date (except for representations and warranties made as of the specified date, the accuracy of which shall be determined as at that specified date), with the same effect as if such representations and warranties had been made at, and as of, such time and each such Party shall receive a certificate, dated the Effective Date, of a senior officer of each other Party confirming the same.

5.3	Merger of Conditions

The conditions set out in Article 5 shall be conclusively deemed to have been satisfied, waived or released on the Arrangement becoming effective.

ARTICLE 6

AMENDMENT AND TERMINATION

6.1	Amendment and Waiver

This Agreement may, at any time and from time to time before and after the approval of the Arrangement Resolution, but not later than the Effective Date, be amended by the written agreement of the Parties without, subject to applicable Laws, further notice to or authorization on the part of their respective shareholders. Without limiting the generality of the foregoing, any such amendment may:

(a)	waive compliance with or modify any of the covenants contained herein or waive or modify performance of any of the obligations of the Parties or satisfaction of any of the conditions precedent set forth in Article 5 of this Agreement;

(b)	waive any inaccuracies or modify any representation contained herein or in any document to be delivered pursuant hereto;

(c)	change the time for performance of any of the obligations, covenants or other acts of the Parties; or

(d)	make such alterations in this Agreement as the Parties may consider necessary or desirable in connection with the Interim Order or otherwise.

6.2	Termination

The parties agree that:

(a)	if any condition contained in Article 5 is not satisfied at or before the Outside Date to the satisfaction of each Party, then such Party may, by notice to the other Parties hereto terminate this Agreement and the obligations of the Parties hereunder (except as otherwise herein provided) but without detracting from the rights of such Party arising from any breach by any other Party but for which the condition would have been satisfied;

(b)	this Agreement may:

(i)	be terminated by the mutual agreement of the Parties hereto;

(ii)	be terminated by any Party hereto if there shall be passed any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited;

(iii)	be terminated by any Party if the approval of the WBM Shareholders shall not have been obtained by reason of the failure to obtain the required vote on the Arrangement Resolutions,

in each case, at any time prior to the earlier of: (i) the Effective Date; and (ii) the Outside Date, by written notice to all other parties;

(c)	if the Effective Date does not occur on or prior to the Outside Date, then this Agreement shall automatically terminate without any further action of the parties hereto; and

(d)	if this Agreement is terminated in accordance with the foregoing provisions of this Section 6.2, no party shall have any further liability to perform its obligations hereunder except as specifically contemplated hereby.

ARTICLE 7
NOTICES

7.1	Notices

All notices which may or are required to be given pursuant to any provision of this Agreement are to be given or made in writing and served personally or by registered mail:

(a)	in the case of WBM:

WBM Capital Corp.

Suite 1900 – 1040 West Georgia Street

Vancouver, British Columbia V6E 4H3

Attention:          Fraser Hartley

(b)	in the case of 651:

1507651 B.C. Ltd.

Suite 1900 – 1040 West Georgia Street

Vancouver, British Columbia V6E 4H3

Attention:          Fraser Hartley

(c)	in the case of 652:

1507652 B.C. Ltd.

Suite 1900 – 1040 West Georgia Street

Vancouver, British Columbia V6E 4H3

Attention:          Fraser Hartley

(d)	in the case of 653:

1507653 B.C. Ltd.

Suite 1900 – 1040 West Georgia Street

Vancouver, British Columbia V6E 4H3

Attention:          Fraser Hartley

(e)	in the case of 655:

1507655 B.C. Ltd.

Suite 1900 – 1040 West Georgia Street

Vancouver, British Columbia V6E 4H3

Attention:          Fraser Hartley

(f)	in the case of 450:

1510450 B.C. Ltd.

Suite 1900 – 1040 West Georgia Street

Vancouver, British Columbia V6E 4H3

Attention:          Fraser Hartley

(g)	in the case of 441:

1510441 B.C. Ltd.

Suite 1900 – 1040 West Georgia Street

Vancouver, British Columbia V6E 4H3

Attention:          Fraser Hartley

(h)	in the case of 435:

1510455 B.C. Ltd.

Suite 1900 – 1040 West Georgia Street

Vancouver, British Columbia V6E 4H3

Attention:          Fraser Hartley

or such other address as the Parties may, from time to time, advise to the other Parties hereto by notice in writing. The date or time of receipt of any such notice will be deemed to be the date of delivery.

ARTICLE 8
GENERAL

8.1	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule, Law, or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon any determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the fullest extent possible.

8.2	Enurement

This Agreement will be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns from time to time.

8.3	Assignment

This Agreement may not be assigned by any Party without the prior written consent of each of the other Parties.

8.4	Governing Law

This Agreement will be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

Each Party agrees that any action or proceeding arising out of or relating to this Agreement may be instituted in the courts of British Columbia, waives any objection which it may have now or later to the venue of that action or proceeding, irrevocably submits to the exclusive jurisdiction of those courts in that action or proceeding and agrees to be bound by any judgement of those courts.

8.5	Time of Essence

Time is of the essence in respect of this Agreement.

8.6	Entire Agreement

This Agreement, the Plan of Arrangement and the other agreements contemplated hereby and thereby constitute the entire agreement between the Parties pertaining to the subject matter hereof. There are no warranties, conditions, or representations (including any that may be implied by statute) and there are no agreements in connection with such subject matter, except as specifically set forth or referred to in this Agreement or as otherwise set out in writing and delivered at the completion of the Arrangement. No reliance is placed on any warranty, representation, opinion, advice or assertion of fact made by any Party or its directors, officers, employees or agents, to any other Party or its directors, officers, employees or agents, except to the extent that the same has been reduced to writing and included as a term of this Agreement. Accordingly, there will be no liability, either in tort or in contract, assessed in relation to any such warranty, representation, opinion, advice or assertion of fact, except to the extent aforesaid.

8.7	Expenses

The Parties agree that each Party shall bear their own expenses in connection with the transactions contemplated hereby including, without limitation, all legal fees, accounting fees, financial advisory fees, regulatory filing fees, all disbursements of advisors and printing and mailing costs.

8.8	Further Assurances

Each of the Parties hereto will promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other Party hereto may reasonably require from time to time for the purpose of giving effect to this Agreement and will use reasonable efforts and take all such steps as may reasonably be within its power to implement to their full extent the provisions of this Agreement.

8.9	Language

The Parties to this Agreement confirm their express wish that this Agreement and all documents and agreements directly or indirectly relating thereto be drawn up in the English language.

8.10	Counterparts

This Agreement may be executed in any number of counterparts, each of which will be deemed to be original and all of which taken together will be deemed to constitute one and the same instrument.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the Parties hereto have executed this Agreement as of the date first written above.

WBM CAPITAL CORP.		1507655 B.C. LTD.

By:	(Signed) “Carlo Rigillo”	By:	(Signed) “Carlo Rigillo”
	Carlo Rigillo		Carlo Rigillo
	Chief Executive Officer and Director		Chief Executive Officer and Director

1507651 B.C. LTD.		1510450 B.C. LTD.

By:	(Signed) “Carlo Rigillo”	By:	(Signed) “Carlo Rigillo”
	Carlo Rigillo		Carlo Rigillo
	Chief Executive Officer and Director		Chief Executive Officer and Director

1507652 B.C. LTD.		1510441 B.C. LTD.

By:	(Signed) “Carlo Rigillo”	By:	(Signed) “Carlo Rigillo”
	Carlo Rigillo		Carlo Rigillo
	Chief Executive Officer and Director		Chief Executive Officer and Director

1507653 B.C. LTD.		1510435 B.C. LTD.

By:	(Signed) “Carlo Rigillo”	By:	(Signed) “Carlo Rigillo”
	Carlo Rigillo		Carlo Rigillo
	Chief Executive Officer and Director		Chief Executive Officer and Director